Exhibit 99.1

Change to American Depositary Share Ratio

SYDNEY, AUSTRALIA – September 21, 2026 — Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a late-stage immunotherapy company targeting cancer and autoimmune diseases, today announces a change to the ratio of its American Depositary Shares (“ADSs”), which are quoted on the Nasdaq Global Market under the symbol IMMP.

With effect from the commencement of trading on the Nasdaq Global Market on 28 September 2026 (US Eastern time), the ADS ratio will change from one (1) ADS representing ten (10) ordinary shares to one (1) ADS representing two hundred (200) ordinary shares. For holders of ADSs, the change has the same practical effect as a reverse split of the ADSs on the basis of one (1) new ADS for every twenty (20) ADSs held.

The Company’s ordinary shares quoted on the ASX are not affected by the change. The number of ordinary shares on issue does not change, no ordinary shares are being issued or cancelled, and the change does not alter the proportionate economic interest of any shareholder or ADS holder in the Company, other than in respect of fractional entitlements as described below. The change does not require shareholder approval.

Item	Detail

Current ratio	1 ADS = 10 ordinary shares

New ratio	1 ADS = 200 ordinary shares

Exchange ratio	1 “new” ADS for every 20 “old” ADSs held

Effective date	28 September 2026 (US Eastern time)

Nasdaq ticker	IMMP (unchanged)

Old ADS CUSIP	45257L108

New ADS CUSIP	45257L207

Ordinary share ISIN	AU000000IMM6 (unchanged)

ADSs on issue	Approximately 32.8 million before the change; approximately 1.64 million after the change.

Ordinary shares on issue	1,473,721,306 (unchanged)

Fractional entitlements	Cash in lieu, no fee deducted, expected to be paid one to two days after the effective date

ADS cancellation fee	Nil for this event

Depositary	The Bank of New York Mellon (“BNY”), under the deposit agreement dated 16 April 2012

Reason for the change

As announced on 30 April 2026, Immutep received notification from The Nasdaq Stock Market LLC (“Nasdaq”) that the closing bid price of its ADSs had been below US$1.00 for 30 consecutive business days and that the Company was therefore not in compliance with the minimum bid price requirement for continued listing on the Nasdaq Global Market under Nasdaq Listing Rule 5450(a)(1). To regain compliance, the closing bid price of the ADSs must be at or above US$1.00 for a minimum of 10 consecutive business days, which Nasdaq may in its discretion extend to up to 20 consecutive business days, before the end of the compliance period on 26 October 2026.

The change in ADS ratio is a technical step directed at that requirement. In setting the new ratio, the Board took into account that a further minimum bid price deficiency arising within 12 months of a ratio change does not attract an additional compliance period. The ratio has accordingly been set to provide a generous margin above the US$1.00 requirement rather than to reflect the current trading price of the ADSs.

The Company remains listed on the Nasdaq Global Market and its ordinary shares remain quoted on the ASX. The change in ratio does not affect the number of ordinary shares on issue, the Company’s capital structure, its cash position or its clinical development programmes.

Effect on ADS holders

•

On the effective date, every twenty (20) existing ADSs will be exchanged for one (1) new ADS. The exchange is mandatory, and it occurs automatically for ADSs held in the Direct Registration System or through the Depository Trust Company, so no action is required by those holders. Any holder who still holds a physical ADR certificate should contact BNY or their broker.

•

Only whole ADSs will be issued. BNY will aggregate and sell the ADSs representing fractional entitlements and distribute the cash proceeds to the holders entitled to them. No fee will be deducted from that payment, which BNY expects to make one to two days after the effective date.

•	The Nasdaq ticker IMMP is unchanged and the ISIN of the Company’s ordinary shares is unchanged. A new CUSIP and a new ISIN will apply to the ADSs.

•

BNY’s books will be closed for all issuance and cancellation transactions on CUSIP 45257L108 from the close of business September 25, 2026. BNY anticipates that on September 28, 2026, the books will be opened for all issuance and cancellation transactions on CUSIP 45257L207. Holders with a conversion between ordinary shares and ADSs in progress over that period should contact their broker.

•	A change in the ADS ratio may affect the fees payable by ADS holders under the deposit agreement, as those fees are charged by the depositary on a per-ADS basis.

•

BNY will issue a notice of the change to the Depository Trust Company and to Nasdaq, and will post that notice on its depositary receipts website, adrbny.com. Holders who hold through a broker, bank or nominee should direct questions about their own holding to that intermediary.

•	Holders of ordinary shares on the ASX need take no action; their holdings are unchanged.

Regulatory process and indicative timetable

The Company has lodged the Nasdaq Company Event Notification Form in respect of the change. A Form 6-K will be furnished to the U.S. Securities and Exchange Commission, and the revised form of American Depositary Receipt will be filed with the U.S. Securities and Exchange Commission by the depositary pursuant to Rule 424(b)(3). The change does not require any corporate action in respect of the Company’s ASX-quoted ordinary shares.

Date	Step

28 September 2026	Ratio change effective; ADSs begin trading on the new basis under the new CUSIP

29 September 2026	First trading day counted towards the minimum bid price requirement

On or about 30 September 2026	Cash in lieu of fractional entitlements paid

26 October 2026	End of the Nasdaq compliance period

Dates after the effective date are indicative and depend on the depositary’s and Nasdaq’s processing.

About Immutep

Immutep is a late-stage biotechnology company developing novel immunotherapies for cancer and autoimmune disease. The Company is a pioneer in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and its diversified product portfolio harnesses LAG-3’s ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the timing and implementation of the change in ADS ratio and the Company’s expectation of regaining compliance with the Nasdaq minimum bid price requirement. These forward-looking statements are based on current expectations, estimates and projections, and involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from those expressed or implied in such statements.

Factors that could cause actual results to differ materially include risks associated with clinical trial outcomes, regulatory developments, and the Company’s ability to advance its product candidates.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this release. Immutep undertakes no obligation to update or revise such statements, except as required by applicable law.

Disclaimer

This announcement has been prepared for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any jurisdiction.

Australian Investors/Media:

Eleanor Pearson, Sodali & Co.

+61 2 9066 4071; eleanor.pearson@sodali.com

US Investors/Media

Matthew Beck, astr partners

+1 (917) 415-1750; matthew.beck@astrpartners.com

This announcement was authorised for release by the Board of Immutep Limited.